Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED JULY 15, 2020

TO THE PROSPECTUS DATED APRIL 21, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 21, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on BREIT’s portfolio;
•	to disclose the transaction price for each class of our common stock as of August 1, 2020;
•	to disclose the calculation of our June 30, 2020 NAV per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to otherwise update the Prospectus.

Portfolio Update

Our thorough approach to valuations continues to take into account changes in the investment environment resulting from COVID-19.

For the month ended June 30, 2020, BREIT’s Class S NAV per share increased $0.16, from $10.58 as of May 31, 2020 to $10.74 as of June 30, 20201. This price movement was driven by (i) increases in the valuation of our industrial, multifamily and hospitality properties, (ii) mark-to-market increases in our real estate debt portfolio as pricing across securities, including CMBS, continued to recover from significant declines in March and (iii) execution of a binding agreement to opportunistically sell a select service hotel at a significant mark up to our cost basis and prior carrying value.

In addition, rent collections for our multifamily, industrial, net lease, retail, and office properties in June were 2.3% below a typical month. BREIT continues to maintain substantial liquidity ($3.8 billion as of July 15, 2020) and modest leverage (49% loan-to-value as of June 30, 2020).

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 176 of the Prospectus. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances will not be included as part of the calculation above. References to our liquidity position primarily consist of capacity on our undrawn lines of credit as well as cash on hand.

August 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2020 (and repurchases as of July 31, 2020) is as follows:

Transaction Price (per share)
Class S	$10.7439
Class I	$10.7100
Class T	$10.5557
Class D	$10.6047

[1]	BREIT’s Class I NAV per share increased from $10.55 to $10.71, BREIT’s Class D NAV per share increased from $10.44 to $10.60 and BREIT’s Class T NAV per share increased from $10.39 to $10.56.

The August 1 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2020. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2020 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since June 30, 2020 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2020 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2020 ($ and shares in thousands):

Components of NAV	June 30, 2020
Investments in real estate	$31,936,085
Investments in real estate debt	4,649,372
Investments in unconsolidated entities	855,480
Cash and cash equivalents	240,801
Restricted cash	459,819
Other assets	559,163
Mortgage notes, term loans, and revolving credit facilities, net	(17,859,991)
Secured financings on investments in real estate debt	(2,369,685)
Subscriptions received in advance	(175,886)
Other liabilities	(658,402)
Accrued performance participation allocation	—
Management fee payable	(18,207)
Accrued stockholder servicing fees (1)	(5,320)
Non-controlling interests in joint ventures	(237,776)
Net asset value	$17,375,453
Number of outstanding shares/units	1,622,011

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(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2020, the Company has accrued under GAAP $558.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$6,792,362	$8,790,866	$463,994	$1,093,994	$234,237	$17,375,453
Number of outstanding shares/units	632,208	820,813	43,957	103,162	21,871	1,622,011
NAV Per Share/Unit as of June 30, 2020	$10.7439	$10.7100	$10.5557	$10.6047	$10.7100

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2020 valuations, based on property types. Once we own more than one office property we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.5%	5.2%
Industrial	7.2%	5.7%
Net lease	7.6%	6.7%
Hotel	9.2%	9.4%
Retail	7.7%	6.1%
Other(2)	7.3%	6.8%

____________

(1)	Multifamily includes student housing and manufactured housing
(2)	Other includes self-storage.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Net Lease	Hotel	Retail	Other
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+1.8%	+1.9%	+1.8%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(2.1%)	(1.7%)	(1.9%)	(1.8%)	(1.7%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.7%	+2.1%	+1.6%	+2.6%	+2.1%
(weighted average)	0.25% increase	(2.8%)	(3.0%)	(1.9%)	(1.5%)	(2.4%)	(1.9%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of May 31, 2020 ($ and shares in thousands):

Components of NAV	May 31, 2020
Investments in real estate	$31,787,709
Investments in real estate debt	4,442,931
Investments in unconsolidated entities	859,815
Cash and cash equivalents	277,249
Restricted cash	404,837
Other assets	595,259
Mortgage notes, term loans, and revolving credit facilities, net	(17,925,907)
Secured financings on investments in real estate debt	(2,398,787)
Subscriptions received in advance	(121,118)
Other liabilities	(713,996)
Accrued performance participation allocation	—
Management fee payable	(17,762)
Accrued stockholder servicing fees (1)	(5,374)
Non-controlling interests in joint ventures	(235,874)
Net asset value	$16,948,982
Number of outstanding shares/units	1,606,725

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(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2020, the Company has accrued under GAAP $558.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$6,637,238	$8,561,117	$457,617	$1,062,769	$230,241	$16,948,982
Number of outstanding shares/units	627,352	811,757	44,024	101,761	21,831	1,606,725
NAV Per Share/Unit as of May 31, 2020	$10.5798	$10.5464	$10.3947	$10.4438	$10.5465

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $12.0 billion in shares of common stock, consisting of up to $10.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 708,600,315 shares of our common stock (consisting of 371,519,870 Class S Shares, 239,532,792 Class I Shares, 23,106,999 Class T Shares, and 74,440,654 Class D Shares) in the primary offering for total proceeds of $7.9 billion and (ii) 38,184,124 shares of our common stock (consisting of 22,087,201 Class S Shares, 11,429,299 Class I Shares, 1,547,517 Class T Shares, and 3,120,107 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.4 billion. As of June 30, 2020, our aggregate NAV was $17.4 billon. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

Blackstone Advisory Partners L.P. has changed its name to Blackstone Securities Partners L.P. All references to “Blackstone Advisory Partners L.P.” or “Dealer Manager” in the Prospectus now mean Blackstone Securities Partners L.P.

The following section is added to the “Plan of Distribution” section after the “Plan of Distribution—Indemnification” section of the prospectus:

Role of the Dealer Manager

The Dealer Manager is a broker-dealer whose purpose is to distribute Blackstone managed or affiliated products. The Dealer Manager provides services to its Blackstone affiliates, not to investors in its funds, strategies or other products. The Dealer Manager has not and will not make any recommendation regarding, and will not monitor, any investment. As such, when the Dealer Manager presents an investment strategy or product to an investor or a prospective investor, the Dealer Manager does not collect the information necessary to determine—and the Dealer Manager does not engage in a determination regarding—whether an investment in the strategy or product is in the best interests of, or is suitable for, the investor. You should exercise your own judgment and/or consult with your own professional advisor to determine whether it is advisable for you to invest in any Blackstone strategy or product. Please note that the Dealer Manager will not provide the kinds of financial services that you might expect from another financial intermediary, such as overseeing any brokerage or similar account. For financial advice relating to an investment in any Blackstone strategy or product, contact your own professional advisor.

The following section supersedes and replaces the “Plan of Distribution—Offering Restrictions—Country Specific Legends—Notice to Prospective Investors in Chile” section of the prospectus:

Notice to Prospective Investors in Chile

This offer is subject to Norma de Caracter General N° 336 issued by the Superintendence of Securities and Insurance of Chile (“SVS”) and commenced on August 31, 2016. This offer is on shares not registered in the Registry of Securities or in the Registry of Foreign Securities of the SVS, and therefore, it is not subject to the SVS oversight. The issuer is under no obligation to release information on the shares in Chile. These shares cannot be subject of a public offering if not previously registered in the pertinent registry of securities.

Esta oferta se realiza conforme a la Norma de Carácter General N° 336 de la Superintendencia de Valores y Seguros (“SVS”) y ha comenzado en la fecha de este 31 agosto 2016. Esta oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores extranjeros que lleva la SVS y en consecuencia, estos valores no están sujetos a su fiscalización. No existe de parte del emisor obligación de entregar en Chile información pública respecto de estos valores. Estos valores no podrán ser objeto de oferta pública mientras no sean inscritos en el registro de valores correspondiente.